UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended	December 31, 2024

Alternative Ballistics Corporation

(Exact name of issuer as specified in its charter)

Nevada	85-2764555
State or other jurisdiction	(I.R.S. Employer
of incorporation or organization	Identification No.)

5940 S. Rainbow Blvd., Las Vegas, Nevada 89118

(Full mailing address of principal executive offices)

(619) 326-4411

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The information contained herein contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed. Except as otherwise required by federal securities laws, we do not expect to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Overview

Alternative Ballistics Corporation, a Nevada corporation, was formed on August 27, 2020 for the purpose of acquiring Alternative Ballistics, L.P. (“LP”), a California limited partnership, and merging into the new corporate entity (“ABC”). Our corporate offices are in Las Vegas, Nevada, and San Diego, California.

We are in the LLA market of the law enforcement industry. This is a niche market with multiple tools and options available to law enforcement personnel for the deployment of various types of ammunition designed to temporarily incapacitate, stun, or cause temporary discomfort to a person without penetrating the body. Less-lethal technologies are continuously evolving, and law enforcement agencies are generally open to reviewing data, scheduling demonstrations, or procuring ammunition samples to conduct their own internal testing, which is influencing the growth of the LLA global market.

Our immediate plan of operations includes additional rounds of ballistics testing, the launch of domestic pilot programs, securing our first international contracts, and research and development on the consumer version of our current product for the commercial market. We intend to penetrate domestic and foreign professional markets by continuing to introduce The Alternative® to law enforcement agencies and private security companies, and other federal agencies. We hope to expand our presence in the professional markets and introduce our consumer version to the commercial market and continue to expand operations domestically and internationally. We anticipate that our training program will constitute our largest and most complex operation, as it will entail sending training teams throughout the country and eventually the globe on multiple day trips to conduct presentations, demonstrations, and training programs. This will involve traveling with weapons, inventory, and custom gear including custom targets and stands. Our training program will likely be the area where we will most need to expand our operations by bringing on new trainers who are professionals in the field of law enforcement. We can make no assurances that our plan of operation will succeed according to projections and expectations, and we encourage investors to see the “Risk Factors” section of this prospectus to learn more about the risks associated with our business.

Results of Operations  for the Six Months Ended December 31, 2024 Compared to the Six Months Ended December 31, 2023

General and Administrative Expenses

General and administrative expenses for the six months ended December 31, 2024 were approximately $7.1 million compared to approximately $32.6 million for the six months ended December 31, 2023. The decrease of approximately $25.5 million in general and administrative expenses primarily relates to stock based compensation.

Sales and Marketing Expenses

Sales and marketing expenses for the six months ended December 31, 2024 were approximately $0.2 million compared to approximately $0.1 million for the six months ended December 31, 2023. Sales and marketing expenses primarily relates to additional media campaigns, trade shows, and demonstrations.

Professional Fees

Professional fees for the six months ended December 31, 2024, were approximately $(6.5) million compared to approximately $0.2 million for the six months ended December 31, 2023. The decrease of approximately $6.7 million in professional fees primarily relates to stock based compensation associated with corporate consulting and corporate initiatives.

Research and Development Expenses

Research and development expenses for the six months ended December 31, 2024, were approximately $0.003 million compared to approximately $0.003 million for the six months ended December 31, 2023. Research and development expenses primarily relate to ballistics testing.

Interest Expense

Interest expense for the six months ended December 31, 2024 and December 31, 2023 was approximately $0.1 million and $0.1 million, respectively. The expense primarily relates to interest on debt undertaken. Going forward, we expect an increase in our interest expense because of the compounding interest on existing debt.

Operating Activities

During the six months ended December 31, 2024, operating activities used approximately $0.9 million of cash, primarily resulting from our net loss of approximately $0.9 million

During the six months ended December 31, 2023, operating activities used approximately $1 million of cash, primarily resulting from our net loss of approximately $33 million, partially offset by shares issued for services of approximately $30 million.

Financing Activities

During the six months ended December 31, 2024, net cash provided by financing activities was approximately $1 million, consisting of proceeds from the sale of convertible notes payable of approximately $1 million.

During the six months ended December 31, 2023, net cash provided by financing activities was approximately $1.5 million, consisting of proceeds from convertible notes payable of approximately $1.5 million.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our management team, marketing, and research and development.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of such stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends.

Liquidity and Capital Resources

As indicated in the accompanying financial statements, we had an accumulated deficit of approximately $58.5 million as of December 31, 2024. We incurred a net loss of approximately $15.3 million and cash outflows from operations of approximately $1.6 million for the year ended December 31, 2024. We had an accumulated deficit of approximately $43.2 million as of December 31, 2023. We incurred a net loss of approximately $36.6 million and cash outflows from operations of approximately $1.6 million for the year ended December 31, 2023. We expect to continue to incur significant costs in the pursuit of our business plans. We cannot assure you that our plans to raise capital or to complete our research and development activities and commercialize our products will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future. To date, we have funded our operations with proceeds from sales of common stock and borrowings under convertible promissory notes. As of December 31, 2024, we had cash and cash equivalents of approximately $234,907.

Our short-term material cash requirements are $2,336,000, which we expect can provide us with one year of operating capital. Our long-term material cash requirements are $11,680,000, which we expect can provide us with five years of operating capital. The anticipated source of funds to satisfy our cash requirements are through this Offering.

We have a total of current material debt of $2 million in principal in the form of convertible promissory notes. A $1 million note issued on March 29, 2022 is accruing interest at 15% per annum, and is convertible into 5,000,000 shares of our common stock at a conversion rate of $0.20 per share. The conversion of the note is at the election of the Company, and the maturity date of the note is March 29, 2025. We obtained a Working Capital Loan of $1 million from Solyco on August 2, 2024, which is accruing interest at 14% per annum, and is convertible into 714,286 shares of our common stock at a conversion rate of $1.40 per share. The conversion of the note is at the election of the Company, and the maturity date of the note is May 2, 2025. We also completed a bridge financing on January 28, 2025, whereby we issued to Solyco a convertible note of $500,000 which bears an interest rate of 14% per annum and is convertible into shares of the Company’s common stock at a 30% discount to the price of this offering.

Critical Accounting Policies

See Note 2 in our Financial Statements for our Significant Accounting Policies.

Revenue Recognition

We generate revenue through the distribution of our products and accessories to dealers/distributors, security companies, and law enforcement agencies. Revenue is recognized upon transfer of control of goods to the customer, which generally occurs when title to goods is passed and risk of loss transfers to the customer. Depending on the contract terms, transfer of control is upon shipment of goods to or upon the customer’s pick-up of the goods.

We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers, which requires that five basic criteria be met before revenue can be recognized: (i) identify the contract with the customer; (ii) identity the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price; and (v) recognize revenue when or as the entity satisfied a performance obligation.

Off-Balance Sheet Arrangements

During the periods presented, we did not have and we do not currently have any off-balance sheet arrangements, as defined in the rules and regulations of the Commission.

Working Capital Loan

On August 2, 2024, we borrowed $1 million to fund our working capital needs pursuant to the Working Capital Loan. The Promissory Note has an interest rate of 14% and matures on May 2, 2025. In the event this offering closes prior to the Maturity Date, Solyco has the option (a) to be repaid from the proceeds of this offering within five days from the closing of this offering; or (b) in the event that Solyco does not exercise such option for repayment, then the Note shall automatically convert into shares of common stock 30 days following the closing of this offering. If the Note is converted, it will be converted at the “Conversion Price” equal to a 30% discount to the public offering price of this offering.

In the event that Solyco opts to be repaid on the Note rather than a conversion, then we intend to use a portion of the proceeds from this offering to repay the Working Capital Loan.

In connection with the Working Capital Loan, we also issued to Solyco a warrant to purchase shares of our common stock equal to the number of shares that Solyco would receive assuming full conversion of the Note (the “Warrant”). The Warrant has an exercise price equal to the lower of: (i) $2.00 or (ii) a 50% discount to the public offering price of this offering, and a term of five years.

Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None.

Item 2.	Other Information

None.

Item 3.	Financial Statements

Alternative Ballistics Corporation

Balance Sheets

	December 31,	December 31,
	2024	2023
ASSETS
Current assets
Cash	$234,907	$561,645
Inventory	25,058	32,171
Prepaid expenses & Other current assets	21,006	4,950
Total current assets	280,971	598,766

Other Assets
Fixed Assets, net	7,645	17,618
ROU Asset, net	62,812	-
Total other assets	70,457	17,618

Total assets	$351,428	$616,384

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued liabilities	918,142	386,849
Lease Liability Current	64,306	-
Interest payable	38,530	-
Related Party interest payable	-	298,063
Convertible notes payable - short term, net of debt discount	751,268	-
Related Party Convertible Notes payable	1,000,000	-
Total current liabilities	2,772,246	684,912

Loans payable - related party	-	-
Related Party Convertible notes payable - long term, net of debt discount	-	1,000,000
Total long-term liabilities	-	1,000,000

Total liabilities	2,772,246	1,684,912

Stockholders’ deficit
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 2,000,000 and 2,000,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	2,000	2,000
Common stock, $0.001 par value, 250,000,000 shares authorized, 139,713,996 and 132,725,746 shares issued and outstanding as of December 31, 2024 and 2023, respectively	139,723	132,726
Additional paid in capital	55,964,580	41,876,829
Subscriptions Payable	-	123,334
Accumulated deficit	(58,527,121)	(43,203,417)
Total stockholders’ deficit	(2,420,818)	(1,068,528)

Total liabilities and stockholders’ deficit	$351,428	$616,384

Alternative Ballistics Corporation

Statements of Operations

(Unaudited)

	For the six months ended
	December 31, 2024	December 31, 2023

Revenue	$2,625	$(0)
Less: Cost of Sales	$430	$(0)
Gross Margin	2,195	0

Operating expenses
General and administrative	7,067,743	32,552,372
Sales and marketing	220,231	126,934
Professional fees	(6,519,374)	170,978
Research and development	3,087	3,042
Total operating expenses	771,687	32,853,326

Loss from operations	(769,492)	(32,853,326)

Other expenses
Interest expense	(147,389)	(133,899)
Total other expenses	(147,389)	(133,899)

Net loss before tax provision	(916,881)	(32,987,225)
Tax provision	-	-
Net loss	$(916,881)	$(32,987,225)

Net loss per common share - basic and diluted	$(0.01)	$(0.36)

Weighted average number of common shares outstanding - basic and diluted	1,572,247	25,359,308

Alternative Ballistics Corporation

Statements of Cash flows

(Unaudited)

	For the six months ended
	December 31, 2024	December 31, 2023
Cash Flows from Operating Activities
Net loss	$(916,881)	$(32,987,225)

Stock Based Compensation	906,000	1,858,334
Stock Based Compensation, related party	(1,875,000)	24,025,000
Fair Value of Warrants issued	(2,259,997)	-
Loss on debt conversion	-	111,520
Amortization of debt issuance costs	312,989	-
Stock Based Compensation - warrants	2,638,287	5,980,377
Gain on Forgivness on stock Payable	-	-
ROU Asset	(62,812)	-
ROU Liability	64,306	-
Depreciation	5,665	5,260
Related party interest payable	(101,195)	-
Imputed Interest	90,740	-
	-	-
Changes in assets and liabilities:	-	-
Accounts receivable	-	2,279
Prepaid expenses	22,610	6,140
Security deposit	10,956	-
Inventory	1,288	(1,690)
Accounts payable and accrued liabilities	300,462	10,868
Net cash used in operating activities	(862,582)	(989,138)

Cash Flows from Investing Activities:
Purchase of fixed assets	-	(6,061)
Net cash used in investing activities	-	(6,061)

Cash Flows from Financing Activities:
Warrants exercised for cash	137,500	-
Proceeds from notes payable - related party	-	(93,480)
Proceeds from convertible notes payable	1,000,000	50,000
Proceeds from sale of common stock	(53,500)	1,555,000
Principal payments on debt - interest	(116,488)	-
Net cash provided by financing activities	967,512	1,511,520

Net (decrease) increase in cash	104,930	516,321

Cash, beginning of period	129,977	45,323
	0	0
Cash, end of period	$234,907	$561,644

Supplemental disclosure of cash flow information
Cash paid for interest	$116,488	$-
Cash paid for taxes

SUPPLEMENTARY DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Loans payable - related party settled with stock	$300,000	$-
Debt settled with stock	$-	$-
Forgiveness of stock payable - RP	$-	$-
Warrant issued on debt (debt discount)	$561,721	$-
Forgiveness of stock payable by related parties	$-	$-

Alternative Ballistics Corporation

Statement of Stockholder’s Deficit

(Unaudited)

	Series A				Additional
	Preferred Stock		Common Stock		Paid-in	Subscriptions	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Payable	Deficit	Deficit
Balance, December 31, 2023	2,000,000	2,000	132,725,746	132,726	41,876,829	123,334	(43,203,417)	(1,068,528)

Shares issued for cash, net of offering cost	-	-	97,000	97	186,403	-	-	186,500
Stock issued for services	-	-	4,035,000	4,035	8,100,965	1,099,166	-	9,204,166
Stock issued for services, Related Party			939,000	939	1,874,061	-	-	1,875,000
Shares issued on conversion of Notes Payable	-	-	-	-	-	-	-	-
Fair Value of Warrants issued for service	-	-		-	2,259,997	-	-	2,259,997
Net income	-	-	-	-	-	-	(14,406,823)	(14,406,823)
Balance, June 30, 2024	2,000,000	2,000	137,796,746	137,797	54,298,255	1,222,500	(57,610,240)	(1,949,688)

Shares issued for cash, net of offering cost	-	-	25,750	32	58,968	-	-	59,000
Stock issued for services	-	-	1,005,500	1,008	1,974,992	(1,182,500)	-	793,500
Stock forgiveness, Related Party			(939,000)	(939)	(1,834,061)	(40,000)	-	(1,875,000)
Shares issued on conversion of Notes Payable - Related Party	-	-	1,500,000	1,500	298,500	-	-	300,000
Shares issued on warrant exercise	-	-	325,000	325	137,175	-	-	137,500
Imputed interest on note payable - related party					90,740			90,740
Fair Value of Warrants issued for service				-	378,290	-	-	378,290
Fair Value of debt discount Warrants				-	561,721	-	-	561,721
Net income	-	-	-	-	-	-	(916,881)	(916,881)
Balance, December 31, 2024	2,000,000	2,000	139,713,996	139,723	55,964,580	-	(58,527,121)	(2,420,818)

1.	ORGANIZATION AND BUSINESS OPERATIONS

Alternative Ballistics Corporation (the “Company”) was incorporated in the State of Nevada on August 27, 2020. Our offices are located at 5940 S. Rainbow Blvd, Las Vegas, NV 89118.

Alternative Ballistics Corporation is a next generation less-lethal technology company. It is a new venture, which specializes in the production and distribution of a less-lethal impact munition known as “The Alternative® - to Lethal Force” designed for the law enforcement industry.

Basis of Presentation

The accompanying financial statements represent the results of operations, financial position and cash flows of Alternative Ballistics Corporation. prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management evaluated all relevant conditions and events that are reasonably known or reasonably knowable, in the aggregate, as of the date the financial statements are issued and determined that substantial doubt exists about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on the Company’s ability to generate revenues and raise capital. The Company has not generated sufficient revenues to provide sufficient cash flows to enable the Company to finance its operations internally. As of December 31, 2024, and 2023, the Company had $234,907 and $564,645 cash on hand, respectively. At December 31, 2024, and 2023, the Company has an accumulated deficit of $58,527,121 and $43,203,417, respectively. For the twelve months ended December 31, 2024, the Company had a net loss and cash used in operations of $15,323,704 and $1,591,452, respectively. For the twelve months ended December 31, 2023, the Company had a net loss and cash used in operations of $36,600,438 and $1,312,378, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Over the next twelve months management intends to raise additional capital through debt and equity financing in order to promote and sell its products. If the Company fails to obtain additional capital the Company may be forced to scale back or discontinue its operations. However, there is no guarantee the Company will raise capital to continue operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements represent the results of operations, financial position and cash flows of Alternative Ballistics Corporation. prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company measures fair value in accordance with Accounting Standards Codification (“ASC”) 820 – Fair Value Measurements. ASC 820 defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurements. ASC 820 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by ASC 820 are:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Valuation of instruments includes unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

As defined by ASC 820, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale, which was further clarified as the price that would be received to sell an asset or paid to transfer a liability (“an exit price”) in an orderly transaction between market participants at the measurement date.

The reported fair values for financial instruments that use Level 2 and Level 3 inputs to determine fair value are based on a variety of factors and assumptions. Accordingly, certain fair values may not represent actual values of the Company’s financial instruments that could have been realized as of December 31, 2024, and 2023 or that will be recognized in the future, and do not include expenses that could be incurred in an actual settlement. The carrying amounts of the Company’s financial assets and liabilities, such as cash, prepaid expenses, inventory, accounts payable and accrued liabilities, and related party and third-party notes payables approximate fair value due to their relatively short maturities. The Company’s notes payable to related parties approximates the fair value of such instrument based upon management’s best estimate of terms that would be available to the Company for similar financial arrangements at December 31, 2024, and 2023.

The carrying value of financial assets and liabilities recorded at fair value is measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs.

Related parties

The Company follows ASC 850, “Related Party Disclosures” for reporting activities with related parties. A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Impairment of Long-Lived Assets

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when future undiscounted cash flows resulting the use of the asset and its eventual disposition are less than the asset’s carrying amount. In such situations, the asset is written down to the present value of the estimated future cash flows. Factors that are considered when evaluating long-lived assets for impairment include a current expectation that it is more likely than not that the long-lived asset will be sold significantly before the end of its useful life, a significant decrease in the market price of the long-lived asset, and a change in the extent of manner in which the long-lived asset is being used. Based on management’s assessment there were no impairments to its long-lived assets at December 31, 2024 and 2023.

Property and Equipment

Property and equipment are recorded at cost for purchases over $500 and depreciated using the straight-line method over the estimated useful lives ranging from three to ten years. The Company capitalizes direct costs associated with property and equipment in accordance with ASC 360 – Property, Plant, and Equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful life or the term of the related lease. Expenditures for ordinary repairs and maintenance are expensed as incurred.

Advertising

The Company expenses the cost of advertising, including promotional expenses, as incurred. Advertising expenses for the six months ended December 31, 2024, and 2023 was $33,393 and $35,406, respectively.

Research and Development

Costs related to the conceptual formulation and design of products and processes are charged to Research and Development as incurred. Development of a product is deemed complete when it is qualified through reviews and tests for performance and reliability. Subsequent to product qualification, product costs are included in cost of goods sold. Research and Development expenses for the six months ended December 31, 2024, and 2023 was $3,087 and $3,042, respectively.

Stock-based Compensation

The Company recognizes stock-based compensation issued to employees in accordance with ASC 718 – Compensation: Stock Compensation, based on the fair value of the equity instrument in exchange for employee services and the resulting recognition of compensation expense.

Income Taxes

The Company accounts for its income taxes in accordance with FASB Codification Topic ASC 740-10, “Income Taxes”, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Concentrations of Credit Risk and Financial Instruments

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash.

The Company’s cash balances are placed at financial institutions, which at times, may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash

Basic and Diluted Loss per Share

The Company follows ASC Topic 260 to account for the earnings per share. Basic earnings per common share (“EPS”) calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

The Company reports earnings (loss) per share in accordance with FASB Codification Topic ASC 260-10 “Earnings Per Share”, Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented for the year ending December 31, 2024 and December, 2023, respectively since the effect of the assumed exercise of options and warrants to purchase common shares (common stock equivalents) would have an anti-dilutive effect. There are 19,016,807 and 20,890,313 additional shares issuable in connection with outstanding options, warrants, stock payable and convertible debts as of December 31, 2024 and December, 2023, respectively.

Recent Accounting Pronouncements

In November 2024, the FASB issued Accounting Standard Update No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). This standard requires additional disclosures over certain expenses, including purchases of inventory, employee compensation, depreciation, intangible asset amortization, and other specific expense categories. This standard also requires disclosure of the total amount of selling expenses and the Company’s definition of selling expenses. This update is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. We are evaluating the impact this update will have on our annual disclosures; however, there was no impact our financial condition, results of operations, or cash flows.

Accounting Standards Recently Adopted

In November 2023, the FASB issued Accounting Standard Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). This standard requires disclosure of significant segment expenses, other segment items, and additional information about the chief operating decision maker (“CODM”). This update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted, and retrospective application is required. The company adopted this standard on January 1, 2024, and has included in our annual disclosures; however, it did not impact our financial condition, results of operations, or cash flows.

3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of prepaid trade shows of $5,050, lease deposit of $10,956, and receivables from deposits for stock purchases of $5,000 held at our securities offering subscription platform which had not been released to the company at December 31, 2024.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2024, and 2023 comprise of the following:

	December 31,		Estimated Useful
	2024	2023	Lives
Tooling and molds	86,711	86,711	10 years
Computer equipment	9,265	7,467	3 years
Furniture and fixtures	3,964	3,964	5 years
	99,940	98,142
Less accumulated deprecation	(92,295)	(80,524)
Total property and equipment, net	7,645	17,618

Depreciation expense for the six months ended December 31, 2024, and 2023 was $5,665 and $5,260, respectively.

5.	PROPERTY AND EQUIPMENT, NET

On January 1, 2024, the Company entered into a two-year non-cancellable property lease, for 996 square feet of office space, at a monthly lease term of $5,229 with a second year monthly escalation to 5,478. Included in the lease are utilities and property taxes.

The Company also leases office space under a month to month cancellable lease agreement that commenced on January 1, 2024 and expires on December 31, 2024, at a monthly lease term of 1,700 a month.

The components of lease expense were as follows:

	For the Six Months Ended
	December 31,
	2024	2023
Operating lease cost:
Amortization of right-of-use assets	$123,122	$-
Interest on lease liabilities	1,666	-
Lease payments on short term leases	31,374	-
Total operating lease cost	$156,162	$-

5.	LEASES

On January 1, 2024, the Company entered into a two-year non-cancellable property lease, for 996 square feet of office space, at a monthly lease term of $5,229 with a second year monthly escalation to $5,478. Included in the lease are utilities and property taxes.

The Company entered into a lease for office space under a month to month cancellable lease agreement that commenced on January 1, 2024 and was set to expire on December 31, 2024, at a monthly lease term of $1,700 a month. On July 9, 2024 the company entered into a one year lease of a larger office space at the same location, at $1,952 a month.

Supplemental balance sheet information related to leases was as follows:

	For the Six Months Ended
	December 31,
Operating lease:	2024	2023

Operating lease assets	$93,267	$-
Current portion of operating lease liabilities	64,076	-
Noncurrent operating lease liabilities	$29,938	-
Total operating lease liability	94,014	-

Weighted average remaining lease term
Operating leases (years)	1 year	-

Weighted average discount rate:	4.08%	-

Supplemental cash flow and other information related to operating leases was as follows:

	For the Six Months Ended
	December 31,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$32,121	$-

Total operating lease liabilities	$64,306	$-

Our anticipated future lease commitments on a calendar year basis in US dollars, under non-cancelable operating leases are as follows:

Minimum
Six Months Ending	Lease
December 31,	Commitments
2025	64,306
Total future minimum lease liabilities	$64,306

6.	CONVERTIBLE NOTES PAYABLE TO RELATED PARTIES

The company had the following convertible notes payable related party outstanding:

	December 31,
	2024	2023
Related party convertible note payable issued on March 30, 2022, secured, 15% interest, due May, 2025	$1,000,000	$1,000,000

On August 13, 2021, the Company issued a convertible promissory note with a principal amount of $250,000. The note bears interest at 15% per annum and matured on August, 2022. The note and accrued interest are convertible at the option of the noteholder at $0.10 per share but would mandatorily convert to common stock at the same price upon an up list to a national exchange and will have piggyback registration rights to register the shares of common stock underlying the conversion of the notes. In August, 2022, upon maturity of the $250,000 convertible promissory note, the Company paid the accrued interest to its holder and extended the term of the promissory note until August 13, 2023. In August, 2023, upon maturity of the $250,000 convertible promissory note, the company converted the principal balance on the note into 5,000,000 shares of common stock and paid the accrued interest on the note, pursuant to the terms in the agreement.

On December 31, 2021, the Company issued a convertible promissory notes with a principal amount of $350,000. The note bears interest at a rate of 15% per annum, matured on December 31, 2022. On December 31, 2022 upon maturity of the $350,000 convertible promissory note, the Company extended the term of the promissory note until December 31, 2024 at the same rate of interest. The notes and accrued interest are convertible at the option of the noteholder at $0.10 per share but will mandatorily convert to common stock at the same price upon an up list to a national exchange and will have piggyback registration rights to register the shares of common stock underlying the conversion of the notes. In October, 2023 the company paid $200,000 of principal and accrued interest and converted the remaining principal of the $350,000 convertible promissory into 2,565,200 shares of common stock, pursuant to the terms in the agreement.

On March 30, 2022, the Company issued a convertible promissory note with a principal amount of $1,000,000. The note bore an interest at a rate of 15% per annum and matured on March 30, 2024. In 2023, the company agreed to extend the term of the promissory note until March 29, 2025, at the same rate of interest. As consideration for the extension, the Company issued 10,000,000 shares on 17 month warrants exercisable at $0.025 per share. On March 29, 2024, the Company extended the term of the $1,000,000 promissory note until March 29, 2025, at the same rate of interest. In August, 2024, the Company issued 1,500,000 shares of its common stock valued at $3,000,000 to settle the interest on the debt payable in the amount of $300,000.

On October 18, 2022, the Company issued a convertible promissory notes with a principal amount of $350,000. The notes bear interest at a rate of 15% per annum and matured on October 18, 2023. In September, 2023, the company converted the principal balance on the note into 1,400,000 shares of common stock and paid the accrued interest on the note, pursuant to the terms in the agreement.

Related Parties interest expense and accrued interest for the year ended December 31, 2024 was $209,166 and $0 respectively. Interest expense and accrued interest in connection with these notes for the year ended December 31, 2023 was $297,387 and $298,063 respectively.

Interest expense and accrued interest for the year ended December 31, 2024 was $247,837 and $38,530 respectively. Interest expense and accrued interest in connection with these notes for the year ended December 31, 2023 was $306,568 and $298,063 respectively.

7.	INCOME TAXES

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Uncertain Tax Positions

In accordance with ASC 740, “Income Taxes” (“ASC 740”), the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be capable of withstanding examination by the taxing authorities based on the technical merits of the position. These standards prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. These standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

8.	STOCKHOLDERS’ EQUITY

Overview

The Company is authorized to issue up to 250,000,000 shares of common stock with a par value of $0.001. The Company is also authorized to issue 5,000,000 and 5,000,000 shares of preferred stock and Series A preferred stock with a par value of $0.001, respectively.

As of December 31, 2024 and December 31, 2023, there were 139,713,996 and 132,725,746 shares of common stock issued and outstanding, respectively.

As of December 31, 2024 and December 31, 2023, there were 2,000,000 and 2,000,000 shares of Series A Preferred stock issued and outstanding, respectively.

Stock Warrants

On March 4, 2021, the Company sold 2,500,000 shares of common stock and 10,000,000 2-year warrants exercisable at $0.025 for cash proceeds of $250,000. These shares and warrants were sold for cash. On March 4, 2023, the warrants expired.

On August 23, 2023, the Company issued 10,000,000 shares on 17 month warrant exercisable at $0.025 per share, as consideration for extending a maturing note payable of $1,000,000.

On July 11, 2023, the Company sold 400,000 shares of common stock and 400,000 1-year warrants exercisable at $0.25 per share for cash proceeds of $100,000. These shares and warrants are included in the common stock sold for cash below.

On October 3, 2023, the Company issued 2,000,000 shares on 1-year warrants exercisable at $0.25 per share for services rendered.

On October 6, 2023, the Company issued 2,000,000 shares on 1-year warrants exercisable at $0.25 per share for services rendered.

On July 1, 2024, the company issued 250,000 shares on nine month warrants exercisable at $0.50 per share for services rendered.

On July 11, 2024, warrants were partially exercised into shares 100,000 shares of common stock at $0.25 per share. The remaining 300,000 warrants were forfeited.

On August 2, 2024, the company issued 1,000,000 shares on 5-year warrants exercisable at $2.00 per share as consideration for a note payable of $1,000,000.

On April 1, the company issued 1,500,000 shares on three month warrants exercisable at $0.50 per share. On July 1, 2024, warrants were partially exercised into shares 225,000 shares of common stock at $0.50 per share. The remaining 1,275,000 warrants were forfeited.

On April 4, 2024, the company extended 2,000,000 share terms on the 1-year warrants issued on October 3, 2023, to December 31, 2024. On December 31, 2024, the warrant terms were further extended to February 15, 2025 at $0.25 per share.

The fair value of each warrant grant is estimated on the date of grant recognizing share-based compensation expense over the vesting period based on the estimated number of equity instruments expected to vest and uses Plain Vanilla for calculating the expected terms of options, using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants under the fixed option plan:

December 31,
	2024	2023

Average risk-free interest rates	3.62 – 5.15%	5.15 - 5.49%
Average expected life (in years)	0.4 - 5.0	1.0 - 1.6
Volatility	62.9 - 68.2%	62.9 - 84.3%

The following is a summary of activity of outstanding common stock warrants:

	Number of Shares	Weighted Average Exercise Price
Balance, December 31, 2020	-	-
Warrants granted and assumed	10,000,000	$0.025
Balance, December 31, 2021	10,000,000	$0.025
Warrants granted and assumed	-	-
Balance, December 31, 2022	10,000,000	$0.025
Warrants expired	(10,000,000)	$0.025
Warrants granted and assumed	14,400,000	$0.094
Balance, December 31, 2023	14,400,000	$0.094
Warrants expired	(3,575,000)	$0.250
Warrants Converted into stock	(325,000)	$0.250
Warrants granted and assumed	2,750,000	$1.70
Balance, December 31, 2024	13,250,000	$0.217

The warrants were expensed immediately due to the vesting period, resulting in $5,980,378 of stock-based compensation expense during the year ended December 31, 2023.

Stock Options

On September 20, 2024, the Company granted options to four members of the board of directors. The options expire ten years following issuance and have an exercise price of $2.00. The options vest quarterly and have a total fair value of $94,728. The Company valued the options using the Black-Scholes model with the following key assumptions: fair value stock price, $2.00, Exercise price, $2.00, Term 10 years, Expected term 5 years, Volatility 87%, and Discount rate 3.48% and a dividend yield of 0%.

On September 20, 2024, the Company granted options to a member of the board of directors. The options expire five years following issuance and have an exercise price of $2.20. The options vest quarterly and have a total fair value of $16,823. The Company valued the options using the Black-Scholes model with the following key assumptions: fair value stock price, $2.00, Exercise price, $2.20, Term 5 years, Expected term 2.5 years, Volatility 68%, and Discount rate 5.31% and a dividend yield of 0%.

The following is a summary of activity of common stock options:

	Number of Shares	Weighted Average Exercise Price
Balance, December 31, 2023	$-	$-
Options expired	$-	$-
Options granted	$100,000	$2.04
Balance, December 31, 2024	$100,000	$2.04

Overview

The Company is authorized to issue up to 250,000,000 shares of common stock with a par value of $0.001. The Company is also authorized to issue 5,000,000 and 5,000,000 shares of preferred stock and Series A preferred stock with a par value of $0.001, respectively.

As of December 31, 2024, and 2023, there were 139,713,996 and 132,725,746 shares of common stock issued and outstanding, respectively.

As of December 31, 2024 and 2023, there were 0 and 0 shares of Preferred stock issued and outstanding, respectively.

As of December 31, 2024 and 2023, there were 2,000,000 and 2,000,000 shares of Series A Preferred stock issued and outstanding, respectively.

Series A Preferred Stock

On September 10, 2020, the Board of Directors approved the designation of a class of preferred stock “Series A Preferred Stock” consisting of five million 5,000,000, par value $0.001.

On September 10, 2020, the Company issued 2,000,000 shares of Preferred Stock to its CEO as founder shares.

Under the Certificate of Designation, holders of the Series A Preferred Stock are entitled to vote together with the holders of the Company’s common stock on all matters submitted to shareholders at a rate of one hundred (100) votes for each share held. The formal designation was filed on September 30, 2022.

As of December 31, 2024 and December 31, 2023, there were 2,000,000 and 2,000,000 shares of preferred stock issued and outstanding, respectively.

Common Stock

During the year ended December 31, 2022, the Company issued 385,714 of its common stock valued at $125,000 to settle certain related party debt in the amount of $125,000.

During the year ended December 31, 2022, the Company issued 50,000 shares of common stock for cash proceeds of $25,000.

During the year ended December 31, 2022, the Company issued 8,650,000 shares valued at $955,000 for service, which is based on the price the Company raised capital during the year.

During the year ended December 31, 2022, the Company accrued $1,250,000 in stock payable for services, which is based on the price the Company raised capital during the year. The stock was issued in 2023.

During the year ended December 31, 2023, the Company issued 4,010,000 shares of common stock for cash proceeds of $1,805,000.

During the year ended December 31, 2023, the Company issued 9,911,280 shares of common stock to settle principal and accrued interest on convertible promissory notes of $1,129.560.

During the year ended December 31, 2023, the Company issued 57,190,000 shares valued at $28,718,334 for service, which is based on the price the Company raised capital during the year.

During the year ended December 31, 2023, the Company accrued $123,334 in stock payable for services, which is based on the price the Company raised capital during the year.

During the year ended December 31, 2024, the Company issued 122,750 shares of common stock for cash proceeds of $245,500.

During the year ended December 31, 2024, the Company issued 1,500,000 shares of common stock to settle accrued interest on convertible promissory notes of $300,000.

During the year ended December 31, 2024, stock warrants were exercised, resulting in an increase of 325,000 shares of common stock, valued at $137,500.

During the year ended December 31, 2024, the Company issued 5,040,500 shares valued at $10,081,000 for service, which is based on the price the Company raised capital during the year.

During the year ended December 31, 2024, the Company forgave stock payable in the amount of $83,334 which was recorded to APIC.

9.	SUBSEQUENT EVENTS

On January 28, 2025 the company issued a convertible note in the amount of $500,000. The note bears interest at 14%. In connection with the note the company will issue warrants convertible up to 500,000 shares of common stock.

On September 26, 2024, the board of directors (the “Board”) of the Company appointed Bruce Culver and Bruce Amaro to fill vacancies on the Board, until the next Annual Meeting of Shareholders or until their successors are duly elected and qualified. The Board also approved compensation to the members of the Board of (i) cash compensation of $5,000 per quarter and (ii) options to purchase 20,000 shares of common stock, which vest in four equal installments of 5,000 shares per calendar quarter, paid in arrears, with the first installment vesting on December 31, 2024. The options have a term of ten years and an exercise price of $2.00 per share, pursuant to the Company’s 2021 Omnibus Equity Compensation Plan.

The Board has established the Compensation Committee, the Nominating and Corporate Governance Committee, and the Audit Committee. Committee membership is as follows:

-	Compensation Committee: Bruce Amaro (Chair), Bruce Culver, Steven Luna, and Vanessa Luna
-	Nominating and Corporate Governance Committee: Bruce Culver (Chair), Bruce Amaro, Steven Luna, and Vanessa Luna
-	Audit Committee: Bruce Amaro (Chair), Bruce Culver, and Vanessa Luna

The members of the respective committees shall serve until the appointment and qualification of their successors or until their earlier death, disqualification, resignation, or removal.

The Board also established certain charters for each of the Compensation Committee, the Nominating and Corporate Governance Committee, and the Audit Committee.

Item 4.	Exhibits

Exhibit		Description
2.1	*	Articles of Incorporation of the Registrant filed with the Nevada Secretary of State on August 27, 2020

2.2	*	Certificate of Amendment to Articles of Incorporation of the Registrant filed with the Nevada Secretary of State on July 8, 2021

2.3	*	Certificate of Designation of the Registrant filed with the Nevada Secretary of State on July 12, 2021

2.4	*	Certificate of Amendment to Articles of Incorporation of the Registrant filed with the Nevada Secretary of State on July 18, 2022

2.5	*	Certificate of Amendment to Certificate of Designation of the Registrant filed with the Nevada Secretary of State on September 30, 2022

2.6	*	Bylaws of the Registrant

3.1	†*	2021 Omnibus Equity Compensation Plan of the Registrant

6.1	†*	A&R Executive Employment Agreement between the Registrant and Steven Luna dated August 24, 2021

6.2	†*	A&R Executive Employment Agreement between the Registrant and Jason LeBlanc dated August 24, 2021

6.3	†*	A&R Executive Employment Agreement between the Registrant and Richard Nagle dated August 24, 2022

6.4	†*	A&R Executive Employment Agreement between the Registrant and Vanessa Luna dated August 24, 2022

6.5	†**	Amendment to A&R Executive Employment Agreement between the Registrant and Steven Luna dated November 1, 2024

6.6	†**	Amendment to A&R Executive Employment Agreement between the Registrant and Jason LeBlanc dated November 1, 2024

6.7	†**	Amendment to A&R Executive Employment Agreement between the Registrant and Richard Nagle dated November 1, 2024

6.8	†**	Amendment to A&R Executive Employment Agreement between the Registrant and Vanessa Luna dated November 1, 2024

6.9	**	Form of Advisory Agreement

6.10	**	Lease Agreement between the Registrant and Premier Workspaces dated May 17, 2023

6.11	**	Agreement between the Registrant and Issuance, Inc. dated November 17, 2023

6.12	**	Agreement between the Registrant and GrowthTurbine dated January 30, 2024

6.13	**	Convertible Note between the Registrant and Solyco CAC, dated August 2, 2024

6.14	**	Warrant Agreement between the Registrant and Solyco CAC, dated August 2, 2024

6.15	†**	Form of Director Agreement

6.16	**	Convertible Promissory Note between the Registrant and Sky Financial dated March 29, 2022

6.17	**	Amendment to Convertible Promissory Note between the Registrant and Sky Financial dated August 23, 2022

6.18	**	Second Amendment to Convertible Promissory Note between the Registrant and Sky Financial dated August 15, 2024

6.19	**	Warrant Agreement between the Registrant and Kenneth Haller dated August 23, 2023

6.20	**	Marketing and Promotional Service Agreement between the Registrant and Cuento LLC dated January 16, 2024

6.21	**	Marketing and Promotional Service Agreement between the Registrant and Cuento LLC dated July 1, 2024

6.22	**	Consulting Service Agreement between the Registrant and Hanover One International, Inc. dated November 1, 2023

6.23	**	Amendment to Consulting Service Agreement between the Registrant and Hanover One International, Inc. dated November 1, 2024

6.24	**	Consulting Service Agreement between the Registrant and Majority Advisors dated March 1, 2024

6.25	**	Advisory Agreement between the Registrant and Kevin Faulconer dated August 14, 2023

6.26	**	Advisory Agreement between the Registrant and Kevin Faulconer dated January 1, 2025

6.27	**	Subscription Agreement, Convertible Note and Stock Purchase Warrant, dated January 28, 2025, by and between the Registrant and Solyco CAC LLC

†	Indicates management contract or compensatory plan
*	Previously filed
**	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERNATIVE BALLISTICS CORPORATION

By:	/s/ Steven Luna
Steven Luna
Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steven Luna	Chief Executive Officer	March 31, 2025
Steven Luna	(Principal Executive Officer)

/s/ Richard Nagle	Chief Financial Officer	March 31, 2025
Richard Nagle	(Principal Financial Officer and Principal Accounting Officer)

/s/ Jason LeBlanc	Chief Operations Officer and Director	March 31, 2025
Jason LeBlanc

/s/ Vanessa Luna	Executive Vice President and Chairman of the	March 31, 2025
Vanessa Luna	Board

/s/ Bruce Culver
Bruce Culver	Director	March 31, 2025

/s/ Bruce Amayo
Bruce Amayo	Director	March 31, 2025